Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Natural Resources Equity Income Fund was held on July 6, 2017 to: 1) elect 4 nominees to the Board of Trustees of Voya Natural Resources Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
Martin J. Gavin	1	19,456,667.000	749,176.000	0.000	0.000	20,205,843.000
Patrick W. Kenny	1	15,518,713.000	4,687,130.000	0.000	0.000	20,205,843.000
Shaun P. Mathews	1	15,608,137.000	4,597,706.000	0.000	0.000	20,205,843.000
Roger B. Vincent	1	19,393,382.000	812,461.000	0.000	0.000	20,205,843.000

Proposal passed.